NORTH POINT   •   901 LAKESIDE AVENUE   •   CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939   •   FACSIMILE: +1.216.579.0212
Direct Number: (216) 586-7302
jpdougherty@JonesDay.com
December 6, 2011
VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Susan Block
Attorney-Advisor,
Division of Corporation Finance

Re:	Goodrich Corporation Preliminary Proxy Statement on Schedule 14A Filed October 27, 2011 File No. 001-00892
Ladies and Gentlemen:
          On behalf of Goodrich Corporation (“Goodrich”), this letter and the filing amendments referred to below respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that were contained in your letter dated November 22, 2011.
          For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers or item numbers in the responses refer to pages or items of Goodrich’s amended filing of the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Note that all defined terms used in this letter have the same meaning as in the Proxy Statement. References to Rules in this letter are to the Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Summary, page 1
Goodrich Common Stock, page 4
1.	Please also disclose here that the listing of the shares of Goodrich’s public stock on the NYSE will terminate.
          Goodrich has revised the Proxy Statement on page 4 in response to the Staff’s comment.

ALKHOBAR	•	ATLANTA	•	BEIJING	•	BOSTON	•	BRUSSELS	•	CHICAGO	•	CLEVELAND	•	COLUMBUS	•	DALLAS	•	DUBAI

FRANKFURT	•	HONG	KONG	•	HOUSTON	•	IRVINE	•	JEDDAH	•	LONDON	•	LOS	ANGELES	•	MADRID	•	MEXICO	CITY

MILAN	•	MOSCOW	•	MUNICH	•	NEW	DELHI	•	NEW	YORK	•	PARIS	•	PITTSBURGH	•	RIYADH	•	SAN	DIEGO

SAN	FRANCISCO	•	SÃO	PAULO	•	SHANGHAI	•	SILICON	VALLEY	•	SINGAPORE	•	SYDNEY	•	TAIPEI	•	TOKYO	•	WASHINGTON

Securities and Exchange Commission
December 6, 2011

Questions and Answers About the Special Meeting and Merger, page 9
How do Goodrich directors and executive officers intend to vote, page 9
2.	Please also disclose in an appropriate place in the Question and Answer section the percentage of Goodrich shares owned by UTC.
          Goodrich has revised the Proxy Statement on page 9 in response to the Staff’s comment.
Proposals to be Considered at the Special Meeting, page 13
Solicitation Costs, page 19
3.	We note that proxies may be solicited in person, by telephone or by electronic means. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
          Goodrich is aware of the requirements of Rule 14a-12 and intends to comply with such requirements.
The Merger, page 19
Background of the Merger, page 19
4.	We note your disclosure that on August 2, 2011 your Board discussed with management and the financial advisors the possibility of contacting other third parties that might potentially be interested in a transaction with Goodrich. We also note your financial advisors beliefs that of potentially interested third parties most did not have a current interest or the financial capability to effect an acquisition of Goodrich at a higher price than UTC proposed. Please revise to clarify in greater detail your Board’s reasons for not pursuing this option. Additionally, to the extent any other strategic alternatives were considered by your Board, such as other strategic partnerships, merger or acquisition transactions, please revise this section to discuss in greater detail if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.
          Goodrich supplementally advises the Staff that, as disclosed in the Proxy Statement, on August 2, 2011, the Board reviewed UTC’s proposal to acquire Goodrich at $125 per share with Goodrich’s management and financial advisors and, in evaluating whether to contact other third parties, considered, among other matters, the large size of the proposed acquisition, the small number of parties that might have an interest in acquiring Goodrich given Goodrich’s business and the views of the financial advisors that most of those parties did not have an interest or

Securities and Exchange Commission
December 6, 2011

financial capability to effect an acquisition of Goodrich at a higher price than UTC proposed. Since the Board was unwilling to pursue a transaction at UTC’s proposed $125 per share price and other third parties were not considered likely to effect an acquisition at a higher price, the Board determined not to contact other parties. In light of the Board's decision regarding UTC's proposal at its August 2, 2011 meeting, the Board did not consider any other strategic alternatives, such as other strategic partnerships, mergers or acquisition transactions. Goodrich also supplementally advises the Staff that, as disclosed in the Proxy Statement in “Goodrich’s Reasons for the Merger,” no third party approached Goodrich following market rumors of a potential transaction with UTC.
5.	In regards to the August 2, 2011 meeting, please explain how the Board determined the $135 to $140 per share price it would be willing to discuss with UTC.
          Goodrich has revised the Proxy Statement on page 22 in response to the Staff’s comment.
6.	Please also explain why the Board concluded it was willing to discuss an all-cash transaction versus the mix of cash and UTC stock that UTC had been offering.
          Goodrich has revised the Proxy Statement on page 22 in response to the Staff’s comment.
Goodrich’s Reasons for the Merger, page 26
7.	We note your disclosure in the second paragraph that “[t]he board also considered various material factors that are discussed below. The discussion in this section is not intended to be an exhaustive list of the information and factors considered by the Board.” Please revise the second paragraph to clarify that all material factors are discussed in this section.
          Goodrich has revised the Proxy Statement on page 27 in response to the Staff’s comment.
8.	We note the sixth bullet point, which discusses a review of possible alternatives to the sale of Goodrich. Please revise to expand any alternatives considered to the merger.
          Goodrich supplementally advises the Staff that except those alternatives disclosed in the sixth bullet point on page 27 of the Proxy Statement, no other possible alternatives to the sale of Goodrich were considered. Goodrich also supplementally advises the Staff that as part of the Board’s regular corporate governance practices, it routinely reviews various strategic alternatives, including those discussed in the sixth bullet point on page 27 of the Proxy Statement. At the time it considered UTC’s proposal, Goodrich was working to fulfill its Board-

Securities and Exchange Commission
December 6, 2011

approved strategic plan with the goal of maximizing shareholder value and did not believe it was necessary to revisit strategic alternatives it had previously determined not to pursue.
Opinion of Our Financial Advisors, page 30
9.	Please provide us with copies of the board books and other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.
          The presentation materials prepared by Credit Suisse and Citi in connection with rendering their respective opinions to the Board at its September 21, 2011 meeting summarized under the captions “Opinion of Credit Suisse Securities (USA) LLC” and “Opinion of Citigroup Global Markets Inc.”, respectively, and their respective engagement letters are being provided to the Staff under separate cover by respective counsel for Credit Suisse and Citi on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Credit Suisse and Citi have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letters, counsel for Credit Suisse and Citi also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
10.	Please revise the discussions of the various financial analyses used by Credit Suisse and Citi so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.
          Goodrich has revised the Proxy Statement on pages 32, 33, 34, 37, 38 and 39 in response to the Staff’s comment. With respect to the portion of the Staff’s comment to explain how the financial advisors’ analyses support the conclusions of their respective opinions, Goodrich believes that the current disclosure relating to Credit Suisse’s and Citi’s financial analyses in the Proxy Statement addresses the Staff’s comment. Specifically, the disclosure presents the results of each analysis (i.e., implied per share equity value reference ranges derived for Goodrich) as evaluated and reviewed with the Board and then directly compares those results with the $127.50 per share consideration. Goodrich believes that, by directly comparing the results of the analyses against the per share consideration, the disclosure indicates how the results of such analyses support the conclusion as to the fairness, from a financial point of view, of the per share consideration.

Securities and Exchange Commission
December 6, 2011

Opinion of Credit Suisse (USA) LLC, page 30
11.	We note your disclosure in the Selected Companies Analyses section on page 32 and Selected Acquisition Analysis section on page 33 that the selected companies and transactions, respectively, were selected because they, or the target companies, were deemed to be similar to Goodrich in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. Please revise each section to discuss in greater detail the criteria used to select the comparable companies and transactions. In this regard, we note that both Credit Suisse’s and Citi’s comparable companies and transaction analyses selected similar companies and transactions which appears to suggest the existence of identifiable and quantifiable criteria or general selection parameters. Additionally, we also note your disclosure in each section that certain comparable companies and transactions were not used. Please revise each section to discuss in greater detail the reasons why these comparable companies and transactions were not used. Please also revise the Opinion of Citigroup Global Markets Inc. section on page 34 in a similar manner.
          Goodrich has revised the Proxy Statement on pages 33, 34, 38 and 39 in response to the Staff’s comment.
Selected Acquisition Analysis, page 33
12.	We note that the selected transactions had EV/LTM EBITDA multiples ranging from 5.8x to 15.1x. We also note that Credit Suisse applied a multiple range of 11.0x to 14.0x to corresponding financial data for Goodrich to calculate the implied valuation reference range per share of your common stock. Please revise to explain why Credit Suisse applied this multiple range.
          Goodrich has revised the Proxy Statement on page 34 in response to the Staff’s comment.
Miscellaneous, page 34
13.	Please revise to quantify any fees paid to Credit Suisse and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Credit Suisse and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.
          Goodrich has revised the Proxy Statement on page 35 in response to the Staff’s comment.

Securities and Exchange Commission
December 6, 2011

Opinion of Citigroup Global Markets Inc., page 34
14.	Refer to the Selected Transactions Analysis section on page 37 and Selected Public Companies Analysis section on page 38. We note the various financial multiples for the selected companies and transactions disclosed in each section. We also note that Citi applied certain multiple ranges to corresponding financial data for Goodrich to calculate the implied valuation reference range per share of your common stock in each section. Please revise each section to explain why Citi applied these various multiple ranges.
          Goodrich has revised the Proxy Statement on pages 38 and 39 in response to the Staff’s comment.
Certain Financial Information, page 39
15.	We note that Goodrich disclosed its 2011-2016 financial forecast with representatives of UTC at an August 5, 2011 meeting and that those financial projections included those provided on page 41. Please revise to disclose all of the financial projections provided to UTC or clarify that these were the only projections provided to UTC.
          Goodrich has revised the Proxy Statement on page 40 in response to the Staff’s comment.
Interests of Goodrich Directors and Officers in the Merger, page 41
Treatment of Deferred Compensation Awards, page 43
16.	Please revise to discuss in greater detail and quantify the aggregate amounts to be paid to your non-employee directors pursuant to your Outside Director Phantom Share Plan and Director’s Phantom Share Plan as a result of the merger. In this regard, we suggest a table format.
          Goodrich has revised the Proxy Statement on page 44 in response to the Staff’s comment.
Management Continuity Agreements, page 43
17.	Please revise to clarify if the executives discussed here will continue employment in the same positions following the merger under the Management Continuity Agreements or advise.
          Goodrich has revised the Proxy Statement on page 45 in response to the Staff’s comment.

Securities and Exchange Commission
December 6, 2011

Government and Regulatory Matters, page 47
18.	Please refer to the fourth paragraph of this section. We note your disclosure that other regulatory filings or submissions may be required. Please revise to clarify which other regulatory filings are required and disclose the status of those submissions or advise. In this regard, we note your disclosure under “Conditions to the Merger,” at page 67 that regulatory approvals, other than under the HSR Act, are a condition to the merger.
          Goodrich has revised the Proxy Statement on pages 48 and 49 in response to the Staff’s comment.
Material United States Federal Income Tax Consequences, page 47
19.	Please revise throughout this section to state that holders of Goodrich common stock are encouraged to consult their own tax advisors, rather that stating that they “should” consult their own tax advisors.
          Goodrich has revised the Proxy Statement on page 49 in response to the Staff’s comment.
Certain Litigation Related to the Merger, page 50
20.	Please provide us with copies of the complaints for the shareholder litigation actions discussed in this section.
          Copies of the complaints for the shareholder litigation actions discussed in the Proxy Statement are being separately delivered to the Staff.
The Merger Agreement, page 51
21.	Please revise this section to address how UTC will finance the merger to include the sources, or anticipated sources, of financing.
          Goodrich has revised the Proxy Statement on page 52 in response to the Staff’s comment.

Securities and Exchange Commission
December 6, 2011

Goodrich Common Stock Ownership, page 72
Security Ownership of Certain Owners, page 73
22.	We note that the information in this section has been provided as of January 31, 2011. Please revise to provide the information in this section as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.
          Goodrich has revised the Proxy Statement on page 75 in response to the Staff’s comment.
Additional Information, page 74
23.	Please revise the last paragraph in this section to undertake to provide, by written or oral request, all information that has been incorporated by reference, not just the Form 10-K. Refer to Note D. 2. of Schedule 14A.
          Goodrich has revised the Proxy Statement on page 76 in response to the Staff’s comment.
General Statement
At your request, Goodrich further acknowledges that:
•	Goodrich is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Goodrich may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments, please do not hesitate to contact me at (216) 586-7302 with respect to the Proxy Statement.

Very truly yours,
/s/ James P. Dougherty
James P. Dougherty

cc:	Donald Field, United States Securities and Exchange Commission Vince Lichtenberger, Goodrich Corporation